UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Fidelity National Information Services, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31620M 10 6

(CUSIP Number)

Clive D. Bode Vice President Texas Pacific Group 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 31620M 10 6
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TPG Advisors III, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 929,559*
	8	SHARED VOTING POWER 10,861,438*
	9	SOLE DISPOSITIVE POWER 929,559*
	10	SHARED DISPOSITIVE POWER 10,861,438*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,790,997*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%**
14	TYPE OF REPORTING PERSON CO

* See Items 4 and 5 below.

** The calculation of the foregoing percentage is based on 190,449,921 shares of Issuer Common Stock outstanding as of September 30, 2006, as reported in the Issuer’s Form 10-Q filed on November 9, 2006.

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CUSIP No. 31620M 10 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TPG Advisors IV, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,861,438*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,861,438*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,861,438*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%**
14	TYPE OF REPORTING PERSON CO

* See Items 4 and 5 below.

** The calculation of the foregoing percentage is based on 190,449,921 shares of Issuer Common Stock outstanding as of September 30, 2006, as reported in the Issuer’s Form 10-Q filed on November 9, 2006.

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This Amendment No. 1 supplements and amends Items 4, 5, 6 and 7 of the statements on Schedule 13D relating to the common stock, $0.01 par value per share (“FIS Common Stock”), of Fidelity National Information Services, Inc., a Georgia Corporation (“FIS”), filed on February 7, 2006 by TPG Advisors III, Inc. (“Advisors III”) and TPG Advisors IV, Inc. (“Advisors IV”, and together with Advisors III, the “Reporting Persons”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

“The Reporting Persons acquired 14,390,997 shares, in the aggregate, of FIS Common Stock as merger consideration for the shares of common stock of FIS DE that the Reporting Persons owned prior to the Merger. All of the shares of FIS Common Stock held by the Reporting Persons were acquired primarily for investment purposes. Each of the Reporting Persons intends to monitor its investment in FIS on an ongoing basis and to take such measures as it deems appropriate from time to time in furtherance of such interests. Each of the Reporting Persons may from time to time acquire additional FIS Common Stock, dispose of some or all of the shares of FIS Common Stock then beneficially owned by it, discuss FIS's business, operations, or other affairs with FIS's management, board of directors, shareholders or others, explore an extraordinary corporate transaction, such as a sale, merger, reorganization or liquidation involving FIS or take such other actions similar to those enumerated above or as such Reporting Person may deem appropriate.

As further described in Item 6 below, the Reporting Persons, in their capacity as general partner to certain limited partnerships, became parties to a Shareholders Agreement, dated September 14, 2005, among FIS, the Reporting Persons and the other shareholders of FIS DE (the "Shareholders Agreement"), in connection with the Merger, which grants the Reporting Persons (collectively) the right to designate one individual who will serve as a member of the board of directors of FIS. Marshall Haines has been designated by the Reporting Persons to the board of directors of FIS.

On November 9, 2006, the Reporting Persons, in their capacity as general partner to certain limited partnerships, entered into an underwriting agreement (the “Underwriting Agreement”) among FIS, TPG Parallel III, L.P., TPG Investors III, L.P., FOF Partners III, L.P., FOF Partners III-B, L.P., TPG Dutch Parallel III, C.V., (collectively, the “TPG III Funds”), TPG FNIS Holdings, LLC (“TPG FNIS”, and together with the Reporting Persons and the TPG III Funds, the “TPG Entities”), Bear, Stearns & Co. Inc. and certain other parties named therein pursuant to which the TPG III Funds agreed to sell an aggregate of 204,974 shares of FIS Common Stock and TPG FNIS agreed to sell 2,395,026 shares of FIS Common Stock pursuant to an underwritten offering registered on FIS’s registration statement on Form S-3 (File No. 333-131593). The sales of FIS Common Stock closed on November 15, 2006, as described below in Item 5.

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The description of the Underwriting Agreement in this Schedule 13D is qualified in its entirety by reference to such agreement, which is included as Exhibit 4 hereto and incorporated by reference herein.

Notwithstanding the foregoing, except as described in this Item 4 and in Item 6, none of the Reporting Persons has any present plan or proposal which relate to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Commission. Each Reporting Person does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.”

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

“On November 15, 2006, pursuant to the Underwriting Agreement, the TPG III Funds sold 204,974 shares of FIS Common Stock and TPG FNIS sold 2,395,026 shares of FIS Common Stock (2,600,000 shares in total) to the Bear, Stearns & Co.

Following such sale, the TPG III Funds collectively own 929,559 shares of FIS Common Stock directly, and TPG FNIS owns 10,861,438 shares of FIS Common Stock directly. Because of Advisors III's position as (i) the general partner of TPG GenPar III, L.P., which is the general partner of each of the TPG III Funds (other than TPG Dutch Parallel III, C.V.) and the sole managing member of TPG GenPar Dutch LLC, which is the general partner of TPG Dutch Parallel III, C.V. and (ii) one of the managing members of TPG FNIS, Advisors III may be deemed to beneficially own in the aggregate 11,790,997 shares of FIS Common Stock. Because of Advisor IV's position as the general partner of TPG GenPar IV, L.P., which is one of the managing members of TPG FNIS, Advisors IV may be deemed to beneficially own 10,861,438 shares of FIS Common Stock.

By virtue of the relationships among the TPG Entities described herein, the Reporting Persons may be deemed to share beneficial ownership with respect to the 11,790,997 shares of FIS Common Stock reported herein, which represents approximately 6.2% of the 190,449,921 outstanding shares of FIS Common Stock as of September 30, 2006.”

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented by adding at the end thereof the following:

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 “On November 9, 2006, the Reporting Persons and certain other shareholders of FIS entered into an Underwriting Agreement pursuant to which the TPG III Funds agreed to sell an aggregate of 204,974 shares of FIS Common Stock and TPG FNIS agreed to sell 2,395,026 shares of FIS Common Stock pursuant to an underwritten offering registered on FIS’s registration statement on Form S-3 (File No. 333-131593).

The description of the Underwriting Agreement in this Schedule 13D is qualified in its entirety by reference to such agreement, which is included as Exhibit 4 hereto and incorporated by reference herein.”

Item 7.	Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented by adding at the end thereof the following:

“ 4.  Underwriting Agreement, dated as of November 9, 2006, among FIS, TPG Parallel III, L.P., TPG Investors III, L.P., FOF Partners III, L.P., FOF Partners III-B, L.P., TPG Dutch Parallel III, C.V., TPG FNIS Holdings, LLC, THL FNIS Holdings, LLC, Thomas H. Lee Equity (Cayman) Fund V, L.P., Putnam Investment Holdings, LLC, Putnam Investments Employees’ Securities Company I LLC, Putnam Investments Employees’ Securities Company II LLC, Thomas H. Lee Investors Limited Partnership, Evercore METC Capital Partners II L.P. and Bear, Stearns & Co. Inc. (filed herewith).”

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 17, 2006

TPG Advisors III, Inc.

By: /s/ Clive D. Bode
Name: Clive D. Bode Title: Vice President

TPG Advisors IV, Inc.

By: /s/ Clive D. Bode
Name: Clive D. Bode Title: Vice President

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